UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2006

Commission File Number: 000-22628

ARCADIS N.V.
(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10
6811 KS Arnhem
The Netherlands
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐      No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  N/A

ARCADIS NV
Nieuwe Stationsstraat 10
P.O. Box 33
6800 LE Arnhem
The Netherlands
PRESS RELEASE	Tel +31 26 3778 292
Fax +31 26 4438 381
www.arcadis-global.com
Trade registry 09051284

ARCADIS TO REMEDIATE FORMER VICKSBURG CHEMICAL SITE FOR $8M

Arnhem, The Netherlands — August 31, 2006 — ARCADIS (NASDAQ: ARCAF, EURONEXT: ARCAD) an international leader in environmental cleanup and engineering, today announced that it has been awarded an $8 million contract for the clean up of a former chemical plant site located in Vicksburg, Mississippi. ARCADIS will perform the cleanup in association with development of the site by Silvertip Project Partners LLC. The contract will be performed under ARCADIS’ RECLAIMSM program which has been developed over the past few years to enable the redevelopment of environmentally impaired properties.

The Mississippi Department of Environmental Quality (MDEQ) became trustee of the contaminated property during the bankruptcy proceedings for the Vicksburg Chemical Company. Responsibility for the site was a burden on the resources of the MDEQ who were concerned that remediation of the site would not begin for decades.

ARCADIS, together with Silvertip Project Partners have responded to this MDEQ concern by creating the “Mississippi Bluffs Project.” This combined guaranteed cleanup and development approach will provide funding to start remediation immediately. To make the project economically viable a State tax rebate is provided for all businesses located on the property for ten years. Silvertip Project Partners will be master developer for the 540-acre project along the scenic banks of the Mississippi River. The project will include high-end commercial and residential sites and an 18-hole championship golf course. ARCADIS will clean up 60 acres of contaminated soil and groundwater. Paul Bunge, Owner of Silvertip Partners, stated, “I believe this is a first of its kind and hope it will serve as a model for other states that are serious about getting their brownfield sites cleaned up and productive.”

Steve Blake, CEO for ARCADIS’ U.S. operations, stated, “ARCADIS is pleased to have been able to draw upon the development and remediation insights we have gained as one of the country’s leading environmental clean up firms focused on enabling the redevelopment of impaired properties. It is a great opportunity for ARCADIS to demonstrate how we can assist state governments with the beneficial reuse of impaired properties that they have inherited.”

About ARCADIS

ARCADIS is a global company that provides project management, consultancy and engineering services to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With 10,000 employees and $1 billion in gross revenue the company is multi-nationally present with a close-knit local network. Expertise and experience are of international significance. ARCADIS is focused on providing added value to clients. For more information, contact Erhardt Werth of ARCADIS at 720.344.3500 or ewerth@arcadis-us.com. Please visit our website at www.arcadis-us.com.

About Silvertip Project Partners, LLC

Silvertip Project Partners, LLC focuses its efforts in Brownfield redevelopment. Brownfield properties are properties where environmental concerns complicate and in many cases prevent traditional real estate redevelopment and economic growth. Silvertip Project Partners, LLC goal is to own the property and manage the environmental remediation and the horizontal development of its projects. Once the restoration project is completed a partner may assume the management role repositioning the property for sale to a builder or vertical developer. For more information, contact Paul Bunge of Silvertip Partners at 303.798.4133 or pbunge@silvertipprojects.com.

Except for historical information contained herein, the statements in this release are forward-thinking statements that are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These are other risks described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: September 5, 2006	By:	/s/ C. Michiel Jaski
C. Michiel Jaski
Member Executive Board